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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                 SCHEDULE TO/A
                 TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
           OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                FINAL AMENDMENT
                             ---------------------

                       AMERICAN NATIONAL CAN GROUP, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                       REXAM ACQUISITION SUBSIDIARY INC.
                                   REXAM PLC
                      (NAMES OF FILING PERSONS (OFFERORS))
                         ------------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                           --------------------------

                                   027714104
                     (Cusip Number of Class of Securities)
                              FRANK C. BROWN, ESQ.
                       REXAM ACQUISITION SUBSIDIARY INC.
                        4201 CONGRESS STREET, SUITE 340
                              CHARLOTTE, NC 28209
                           Telephone: (704) 551-1520
                     (Name, address and telephone number of
                      person authorized to receive notices
                and communications on behalf of filing persons)

                                   COPIES TO:

                         Robert I. Townsend, III, Esq.
                              Faiza J. Saeed, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                         New York, New York 10019-7475
                           Telephone: (212) 474-1000

                           CALCULATION OF FILING FEE

            TRANSACTION VALUATION*                           AMOUNT OF FILING FEE**
                 $990,911,448                                      $198,182.29

* For purposes of calculating the filing fee only. Based on the offer to purchase all outstanding shares of common stock of American National Can Group, Inc. at the tender offer price of $18 per share, 55,000,000 shares outstanding and 50,636 shares as to which rights have vested, in each case as of May 1, 2000.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

/X/ CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY
RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:......................  $198,182.29
Form or Registration No.:....................  Schedule TO; Schedule TO/A
Filing Party:................................  Rexam PLC and Rexam Acquisition Subsidiary Inc.
Date Filed:..................................  April 10, 2000; May 1, 2000.

/ / CHECK THE BOX IF THE FILING RELATES TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/ THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.
/ / ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.
/ / GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.
/ / AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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    This Final Amendment amends and supplements the Tender Offer Statement on Schedule TO (as amended, the "Schedule TO") filed with the Securities and Exchange Commission on April 10, 2000, as amended by Amendment No. 1 filed May 1, 2000, Amendment No. 2 filed May 5, 2000, Amendment No. 3 filed May 11, 2000, Amendment No. 4 filed May 18, 2000, Amendment No. 5 filed June 2, 2000, Amendment No. 6 filed June 30, 2000, Amendment No. 7 filed July 17, 2000 and Amendment No. 8 filed July 20, 2000 by Rexam Acquisition Subsidiary
Inc., a Delaware corporation (the "Purchaser") and a wholly owned indirect subsidiary of Rexam PLC, a public limited company organized under the laws of England and Wales ("Parent"). The Schedule TO relates to the offer (the "Offer") by Purchaser to purchase all the outstanding shares of common stock, par value $.01 per share (the "Shares"), of American National Can Group, Inc., a Delaware corporation (the "Company"), at a purchase price of $18 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 10, 2000, and in the related Letter of Transmittal.

ITEM 11. ADDITIONAL INFORMATION.

    Item 11 is hereby amended and supplemented by the following:

    At 5:00 p.m., New York City time, on Friday July 21, 2000, the Offer expired. Based on information provided by the Depositary, 54,655,122 Shares (including 1,535,267 Shares by guaranteed delivery), representing approximately 99.4% of the outstanding Shares, were validly tendered into the Offer and not withdrawn. The Purchaser has accepted for payment and will promptly pay for all validly tendered shares in accordance with the terms of the Offer. The Purchaser expects to promptly effect a short form merger under which Parent will acquire 100% ownership of the Company.

    On July 24, 2000, Parent and the Purchaser announced the completion of the Offer and issued a press release, a copy of which is attached hereto as Exhibit (a)(1)(Q) and is incorporated herein by reference.

ITEM 12. EXHIBITS.

*(a)(1)(A)              Offer to Purchase dated April 10, 2000.
*(a)(1)(B)              Letter of Transmittal.
*(a)(1)(C)              Notice of Guaranteed Delivery.
*(a)(1)(D)              Letter to Brokers, Dealers, Banks, Trust Companies and Other
                        Nominees.
*(a)(1)(E)              Letter to Clients for use by Brokers, Dealers, Banks, Trust
                        Companies and Other Nominees.
*(a)(1)(F)              Guidelines for Certification of Taxpayer Identification
                        Number on Substitute Form W-9.
*(a)(1)(G)              Joint Press Release issued by Parent and the Company on
                        April 3, 2000.
*(a)(1)(H)              Summary Advertisement published April 10, 2000.
*(a)(1)(I)              Press Release issued by Parent on May 5, 2000.
*(a)(1)(J)              Press Release issued by Parent on May 10, 2000.
*(a)(1)(K)              Press Release issued by Parent on May 17, 2000.
*(a)(1)(L)              Press Release issued by Parent on June 2, 2000.
*(a)(1)(M)              Press Release issued by Parent on June 29, 2000.
*(a)(1)(N)              Press Release issued by Parent on June 30, 2000.
*(a)(1)(O)              Press Release issued by Parent on July 17, 2000.
*(a)(1)(P)              Press Release issued by Parent on July 19, 2000.
 (a)(1)(Q)              Press Release issued by Parent on July 24, 2000.
*(b)                    Credit Agreement dated as of April 3, 2000, between Parent, as borrower, and the Arrangers, Agent and banks named
                        therein.
*(d)(1)                 Agreement and Plan of Merger dated as of March 31, 2000,
                        among Parent, Purchaser and the Company.
*(d)(2)                 Stockholders Agreement dated as of March 31, 2000, between
                        Parent and Pechiney.
*(d)(3)                 Confidentiality Agreement dated March 10, 2000, between
                        Parent and the Company.
*(d)(4)                 First Amendment to Agreement dated as of March 31, 2000,
                        between the Company, American National Can Company and Allan
                        Bohner (incorporated by reference to Exhibit (e)(4) to
                        Schedule 14D-9 of the Company filed on April 10, 2000).
*(d)(5)                 Second Amendment to Amended and Restated Executive
                        Employment Agreement dated as of March 31, 2000, between the
                        Company, American National Can Company and Curtis J. Clawson
                        (incorporated by reference to Exhibit (e)(5) to Schedule
                        14D-9 of the Company filed on April 10, 2000).

*(d)(6)                 Second Amendment to Amended and Restated Executive
                        Employment Agreement dated as of March 31, 2000, between the
                        Company, American National Can Company and Edward A. Lapekas
                        (incorporated by reference to Exhibit (e)(6) to Schedule
                        14D-9 of the Company filed on April 10, 2000).
*(d)(7)                 Second Amendment to Amended and Restated Executive
                        Employment Agreement dated as of March 31, 2000, between the
                        Company, American National Can Company and Michael D.
                        Herdman (incorporated by reference to Exhibit (e)(7) of the
                        Company filed on April 10, 2000).
*(d)(8)                 Second Amendment to Amended and Restated Executive
                        Employment Agreement dated as of March 31, 2000, between the
                        Company, American National Can Company and Dennis R.
                        Bankowski (incorporated by reference to Exhibit (e)(8) to
                        Schedule 14D-9 of the Company filed on April 10, 2000).
*(d)(9)                 Second Amendment to Amended and Restated Executive
                        Employment Agreement dated as of March 31, 2000, between the
                        Company, American National Can Company and Alan A.
                        Schumacher (incorporated by reference to Exhibit (e)(9) to
                        Schedule 14D-9 of the Company filed on April 10, 2000).
*(d)(10)                First Amendment to Agreement dated as of March 31, 2000
                        between the Company, American National Can Company and
                        William H. Francois (incorporated by reference to Exhibit
                        (e)(10) to Schedule 14D-9 of the Company filed on April 10,
                        2000).
(g)                     Not applicable.
(h)                     Not applicable.

------------------------

*   Previously filed.

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        REXAM ACQUISITION SUBSIDIARY INC.

                                        By: /s/ FRANK C. BROWN
                                        ----------------------------------------

  Name: Frank C. Brown
  Title: President

                                        REXAM PLC

                                        By: /s/ DAVID GIBSON
                                        ----------------------------------------

  Name: David Gibson
  Title: Company Secretary

Dated: July 24, 2000

                               INDEX TO EXHIBITS

   EXHIBIT NUMBER                                 DOCUMENT
---------------------                             --------
*(a)(1)(A)              Offer to Purchase dated April 10, 2000.
*(a)(1)(B)              Letter of Transmittal.
*(a)(1)(C)              Notice of Guaranteed Delivery.
*(a)(1)(D)              Letter to Brokers, Dealers, Banks, Trust Companies and Other
                        Nominees.
*(a)(1)(E)              Letter to Clients for use by Brokers, Dealers, Banks, Trust
                        Companies and Other Nominees.
*(a)(1)(F)              Guidelines for Certification of Taxpayer Identification
                        Number on Substitute Form W-9.
*(a)(1)(G)              Joint Press Release issued by Parent and the Company on
                        April 3, 2000.
*(a)(1)(H)              Summary Advertisement published April 10, 2000.
*(a)(1)(I)              Press Release issued by Parent on May 5, 2000.
*(a)(1)(J)              Press Release issued by Parent on May 10, 2000.
*(a)(1)(K)              Press Release issued by Parent on May 17, 2000.
*(a)(1)(L)              Press Release issued by Parent on June 2, 2000.
*(a)(1)(M)              Press Release issued by Parent on June 29, 2000.
*(a)(1)(N)              Press Release issued by Parent on June 30, 2000.
*(a)(1)(O)              Press Release issued by Parent on July 17, 2000.
*(a)(1)(P)              Press Release issued by Parent on July 19, 2000.
 (a)(1)(Q)              Press Release issued by Parent on July 24, 2000.
*(b)                    Credit Agreement dated as of April 3, 2000, between Parent, as borrower, and the Arrangers, Agent and banks named
                        therein.
*(d)(1)                 Agreement and Plan of Merger dated as of March 31, 2000,
                        among Parent, Purchaser and the Company.
*(d)(2)                 Stockholders Agreement dated as of March 31, 2000, between
                        Parent and Pechiney.
*(d)(3)                 Confidentiality Agreement dated March 10, 2000, between
                        Parent and the Company.
*(d)(4)                 First Amendment to Agreement dated as of March 31, 2000,
                        between the Company, American National Can Company and Allan
                        Bohner (incorporated by reference to Exhibit (e)(4) to
                        Schedule 14D-9 of the Company filed on April 10, 2000).
*(d)(5)                 Second Amendment to Amended and Restated Executive
                        Employment Agreement dated as of March 31, 2000, between the
                        Company, American National Can Company and Curtis J. Clawson
                        (incorporated by reference to Exhibit (e)(5) to Schedule
                        14D-9 of the Company filed on April 10, 2000).
*(d)(6)                 Second Amendment to Amended and Restated Executive
                        Employment Agreement dated as of March 31, 2000, between the
                        Company, American National Can Company and Edward A. Lapekas
                        (incorporated by reference to Exhibit (e)(6) to Schedule
                        14D-9 of the Company filed on April 10, 2000).
*(d)(7)                 Second Amendment to Amended and Restated Executive
                        Employment Agreement dated as of March 31, 2000, between the
                        Company, American National Can Company and Michael D.
                        Herdman (incorporated by reference to Exhibit (e)(7) of the
                        Company filed on April 10, 2000).
*(d)(8)                 Second Amendment to Amended and Restated Executive
                        Employment Agreement dated as of March 31, 2000, between the
                        Company, American National Can Company and Dennis R.
                        Bankowski (incorporated by reference to Exhibit (e)(8) to
                        Schedule 14D-9 of the Company filed on April 10, 2000).
*(d)(9)                 Second Amendment to Amended and Restated Executive
                        Employment Agreement dated as of March 31, 2000, between the
                        Company, American National Can Company and Alan A.
                        Schumacher (incorporated by reference to Exhibit (e)(9) to
                        Schedule 14D-9 of the Company filed on April 10, 2000).
*(d)(10)                First Amendment to Agreement dated as of March 31, 2000
                        between the Company, American National Can Company, and
                        William H. Francois (incorporated by reference to Exhibit
                        (e)(10) to Schedule 14D-9 of the Company filed on April 10,
                        2000).
(g)                     Not applicable.
(h)                     Not applicable.

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*   Previously filed.